

05044440



SEC MAIL
RECEIVED
PROCESSING
NOV 2 9 2005
WASH, D.C.
192
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36808

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 9/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. H. SMITH JACOBS & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BROAD STREET
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FREDRIC R. OBSBAUM — (212) 509-7800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 0 3 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARIE-REGINA FORBES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. H. SMITH JACOBS & CO., INC., as of SEPTEMBER 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GLORIA CALICCHIA
Notary Public, State of New York
No. 24-0538680
Qualified in Kings County
Certificate Filed in New York County
Commission Expires February 28, 2006

Notary Public

Signature

VICE-PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
NOV 29 2005
WASH., D.C.
192
SECTION

E.H. SMITH JACOBS & CO., INC.

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2005

E.H. SMITH JACOBS & CO., INC.

INDEX



KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of E.H. Smith Jacobs & Co., Inc.

We have audited the accompanying statement of financial condition of E.H. Smith Jacobs & Co., Inc. (the "Company") as of September 30, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of E.H. Smith Jacobs & Co., Inc. as of September 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

November 16, 2005

Kaufmann Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

E.H. SMITH JACOBS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2005

ASSETS

Cash and cash equivalents	$ 284,858
Due from clearing brokers	949,571
Securities owned, at market value	526,111
Loans to and receivable from related parties	862,553
Property and equipment (net of accumulated depreciation of $321,606)	15,438
Prepaid expenses and other assets	51,515
Total assets	$ 2,690,046

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 245,134
Total liabilities	245,134
Stockholders' equity:	
Common stock, no par value; 300 shares authorized, 200 shares issued and outstanding	2,195,097
Retained earnings	249,815
Total stockholders' equity	2,444,912
Total liabilities and stockholders' equity	$ 2,690,046

The accompanying notes are an integral part of this financial statement.

E.H. SMITH JACOBS & CO., INC.
NOTES TO FINANCIAL STATEMENT
SEPTEMBER 30, 2005

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

E. H. Smith Jacobs & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is engaged in the execution of stock transactions for its own account and those of its customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents include cash in bank accounts and deposits in money market accounts with maturities of three months or less. At September 30, 2005, cash equivalents in money market accounts amounted to approximately $259,000.

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Commission income and expense relating to customer transactions are recorded on a trade-date basis as securities transactions occur.

Securities owned are valued at market value. The resulting difference between cost and market (or fair value) is included in net trading gains on the statement of income.

The Company records property and equipment at cost. Depreciation is computed over the estimated useful lives of the assets on a straight-line basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 2 - CONTINUED

The Company has net operating loss ("NOL") carryforwards of approximately $850,000 which are available to reduce future taxable income. Such loss carryforwards expire in 2024. The net operating loss carryforward generated a deferred tax asset of $340,000. The income in the current year has been utilized to reduce the deferred tax asset. However, the Company has determined that a valuation allowance of $340,000 against such deferred asset is necessary.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of September 30, 2005, the Company had net capital of approximately $1,483,000, which exceeded its requirement of $100,000 by $1,383,000.

NOTE 4 - SECURITIES OWNED, AT MARKET VALUE

Marketable securities owned cosnsist of trading and investment securities, at market value, as follows:

Obligations of U.S. government	$496,227
Corporate stocks	9,109
Options	20,775
	$526,111

NOTE 5 - RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has loaned money to a related party. At September 30, 2005, the balance of the loans totaled $624,726. Interest on these loans accrues at the rate of 6% per annum. All interest due on the notes was paid through September 30, 2005.

Included in the amounts due from related parties that are described in the preceding paragraph is a loan in the amount of $150,000, that is subordinated to the claims of the general creditors of a related company. The related company is also a broker-dealer in securities.

The Company pays the compensation for the employees of related companies and is then reimbursed by the related companies. For the year ended September 30, 2005, the total amount paid by the Company and reimbursed to the Company amounted to $930,143.

NOTE 5 - CONTINUED

The Company is under common ownership or control with other broker-dealers. Various overhead expenses are shared by these entities. At September 30, 2005, the Company has a receivable balance from these broker-dealers of $87,827.

NOTE 6 - LEASE COMMITMENTS

The Company leases office space under an operating lease agreement expiring April 30, 2012. The approximate future minimum annual lease payments are:

Year ended September 30	Minimum lease payments
2006	$112,000
2007	114,000
2008	117,000
2009	120,000
2010	123,000
Thereafter	201,000
Total	$787,000

Rent expense for the year ended September 30, 2005, totaled $73,177, net of sublease income. During the year ended September 30, 2005, the Company received $26,000 for the rental of space on a month-to-month basis.

NOTE 7 - PENSION AND PROFIT-SHARING PLAN

The Company, together with related companies, has participated in a profit-sharing plan. Contributions to the plans are based on the wages of eligible employees up to $200,000. The plans are on a fiscal year, September 1 to August 31. Contributions to the plans are determined each year by the Board of Directors, and may be up to fifteen percent of eligible compensation. For the plan year ended August 31, 2005, neither the Company nor the related companies made any contributions to the plans.

NOTE 8 - 401(k) PLAN

The Company adopted a 401(k) plan (the "Plan") effective January 1, 2005. The Plan covers all full-time employees who are twenty-one years of age or older and have completed one year of service. Participants are permitted to make contributions of a set percentage of their annual gross salary. The amount deferred in any calendar year may not exceed the limits specified under Internal Revenue Code Sections 401(k).

The Company may make matching contributions equal to the employee elective deferral contributions. However, matching contributions are not made with respect to elective deferral contributions in excess of 3% of an employee's compensation.

E.H. SMITH JACOBS & CO., INC.
NOTES TO FINANCIAL STATEMENT
SEPTEMBER 30, 2005

NOTE 9 - DERIVATIVE FINANCIAL INSTRUMENTS AND OFF-BALANCE-SHEET RISK

During the year ended September 30, 2005, the Company's trading activities included equity and index options, all of which are forms of derivative financial instruments. These derivatives were used for trading purposes and for managing risk associated with the portfolio of investments. All positions are reported in the accompanying statement of financial condition at market value, and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs.

Derivative financial instruments derive their value based upon an underlying asset, index or reference rate. These instruments are subject to various risks similar to nonderivative financial instruments, including market, credit, liquidity and operational risks. The Company manages these risks associated with derivatives on an aggregate basis, along with the risks associated with its proprietary trading as part of its risk management policies.

The Company is also subject to certain inherent risks from its trading activities of selling securities short. Subsequent market fluctuations of securities sold, not yet purchased may require purchasing the securities at higher prices.

The Company acts on behalf of its customers to arrange for the purchases and sales of securities. The Company is exposed to losses if such customers do not satisfy their responsibilities for these trades. The Company seeks to control these risks by monitoring the activities of these customers. Transactions for the Company's customers are generally cleared through and carried by a carrying broker-dealer (a "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligation in connection with their securities transactions. As of September 30, 2005, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

NOTE 10 - CONCENTRATIONS OF CREDIT RISK

The cash equivalents, due from clearing brokers and loans to and receivables from related parties all represent concentrations of credit risk. Management does not believe that the ultimate disposition of these items will result in any loss to the Company.